FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                              FY2009 Second Quarter
                   (April 1, 2008 through September 30, 2008)




        English translation from the original Japanese-language document















                            TOYOTA MOTOR CORPORATION

Cautionary Statement

     This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

              FY2009 Second Quarter Consolidated Financial Results

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                                                                    November 6, 2008
Company name                                                    : Toyota Motor Corporation
Stock exchanges on which the shares are listed                  : Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number                                                     : 7203
URL                                                             : http://www.toyota.co.jp
Representative                                                  : Katsuaki Watanabe, President
Contact person                                                  : Takuo Sasaki, General Manager, Accounting Division
                                                                  Tel. (0565)28-2121
Filing date of quarterly securities report                      : November 13, 2008
Payment date of cash dividends                                  : November 26, 2008


                                                                                    (Amounts are rounded to the nearest million yen)
1. Consolidated Results for FY2009 First Half (April 1, 2008 through September 30, 2008)
(1) Consolidated financial results (For the six months ended September 30)                    (% of change from previous first half)

--------------------- -------------------------- -------------------------- ---------------------------- ---------------------------
                                                                             Income before income taxes,
                                                                                minority interest and
                            Net revenues             Operating income                 equity in                  Net income
                                                                                earnings of affiliated
                                                                                      companies
--------------------- -------------------------- -------------------------- ---------------------------- ---------------------------
                          Million yen         %      Million yen         %       Million yen          %      Million yen          %
  FY2009 first half        12,190,405      -6.3          582,068     -54.2           636,487      -53.3          493,469      -47.6
  FY2008 first half        13,012,209      13.4        1,272,164      16.3         1,362,278       16.8          942,410       21.3
--------------------- ---------------- --------- ---------------- --------- ----------------- ---------- ---------------- ----------

--------------------- -------------------------- --------------------------
                         Net income per share       Net income per share
                               - Basic                   - Diluted
--------------------- -------------------------- --------------------------
                                            Yen                        Yen
  FY2009 first half                      156.92                     156.90
  FY2008 first half                      295.50                     295.34
--------------------- -------------------------- --------------------------

(2) Consolidated financial position
--------------------- -------------------------- -------------------------- ---------------------------- ---------------------------
                             Total assets           Shareholders' equity       Ratio of shareholders'      Shareholders' equity per
                                                                                       equity                       share
--------------------- -------------------------- -------------------------- ---------------------------- ---------------------------
                                    Million yen                Million yen                            %                         Yen
FY2009 second quarter                32,898,632                 11,926,992                         36.3                    3,804.08
        FY2008                       32,458,320                 11,869,527                         36.6                    3,768.97
--------------------- -------------------------- -------------------------- ---------------------------- ---------------------------


2.  Cash dividends
--------------------- --------------------------------------------------------------------------------------------------------------
                                                                 Cash dividends per share
--------------------- --------------------------------------------------------------------------------------------------------------
       (Record date)  End of first quarter  End of second quarter   End of third quarter        Year-end              Annual
--------------------- --------------------- ---------------------- ---------------------- --------------------- --------------------
                                       Yen                    Yen                    Yen                   Yen                  Yen
        FY2008                 --                           65.00            --                          75.00               140.00
        FY2009                 --                           65.00          ------                 ------                ------
--------------------- --------------------- ---------------------- ---------------------- --------------------- --------------------
   FY2009(forecast)          ------                   ------                 --                     --                    --
--------------------- --------------------- ---------------------- ---------------------- --------------------- --------------------

(Note) Revisions to the forecast of cash dividends in the current quarter: none


3. Forecast of consolidated results for FY2009 (April 1, 2008 through March 31, 2009)
                                                                                                           (% of change from FY2008)
--------------------- ---------------------- ------------------------ ------------------------- ----------------------- ------------
                                                                         Income before income                            Net income
                           Net revenues          Operating income      taxes,minority interest        Net income          per share
                                                                        and equity in earnings                             - Basic
                                                                       of affiliated companies
--------------------- ---------------------- ------------------------ ------------------------- ----------------------- ------------
                       Million yen        %     Million yen        %     Million yen         %    Million yen        %          Yen
        FY2009          23,000,000    -12.5         600,000    -73.6         640,000     -73.7        550,000    -68.0       175.42
--------------------- ------------- -------- --------------- -------- --------------- --------- -------------- -------- ------------

(Note) Revisions to the forecast of consolidated results in the current quarter: yes


4. Others
(1) Changes in significant subsidiaries during the current period
    (Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements: yes
    Note: For more details, please see page 6 "4.Other".

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements
    (i)   Changes by a newly issued accounting pronouncement: yes
    (ii)  Changes other than (3)-(i) above: none
    Note: For more details, please see page 6 "4.Other".

(4) Number of shares issued and outstanding (common stock)
    (i) Number of shares issued and outstanding at the end of each period (including treasury stock) : FY2009 second quarter 3,447,997,492 shares, FY2008 3,447,997,492 shares
    (ii) Number of treasury stock at the end of each period: FY2009 second quarter 312,681,436 shares, FY2008 298,717,640 shares
    (iii) Average number of shares issued and outstanding in each period:
          FY2009 first half 3,144,638,556 shares, FY2008 first half 3,189,218,964 shares

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

                TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


1. Qualitative Information Concerning Consolidated Financial Results for FY2009 First Half

   (1) Financial Results
          Consolidated vehicle sales in Japan and overseas decreased by 51 thousand units, or 1.2%, to 4,250 thousand units in FY2009 first half (For the six months ended September 30, 2008) compared with FY2008 first half (For the six months ended September 30, 2007). Vehicle sales in Japan increased by 10 thousand units, or 1.0%, to 1,016 thousand units in FY2009 first half compared with FY2008 first half. Meanwhile, overseas vehicle sales decreased by 61 thousand units, or 1.8%, to 3,234 thousand units in FY2009 first half compared with FY2008 first half.
          As for the results of operations, net revenues decreased by 821.8 billion yen, or 6.3%, to 12,190.4 billion yen in FY2009 first half compared with FY2008 first half, and operating income decreased by 690.1 billion yen, or 54.2%, to 582.0 billion yen in FY2009 first half compared with FY2008 first half. Factors resulting in the decrease in operating income included the effects of changes in exchange rates of 300.0 billion yen, the effects of marketing activities of 90.0 billion yen, cost reduction efforts of 40.0 billion yen, and an increase in expenses of 260.1 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies decreased by 725.8 billion yen, or 53.3%, to 636.4 billion yen in FY2009 first half compared with FY2008 first half. Net income decreased by 449.0 billion yen, or 47.6 %, to 493.4 billion yen in FY2009 first half compared with FY2008 first half.


   (2) Segment Operating Results

     (i) Automotive:
          Net revenues for the automotive operations decreased by 778.9 billion yen, or 6.5%, to 11,160.7 billion yen in FY2009 first half compared with FY2008 first half, and operating income decreased by 715.7 billion yen, or 60.6%, to 465.9 billion yen in FY2009 first half compared with FY2008 first half. The decrease in operating income was mainly due to the effects of changes in exchange rates, decreases in both production volume and vehicle units sold, and an increase in expenses.

     (ii) Financial services:
          Net revenues for the financial services operations decreased by 47.6 billion yen, or 6.1%, to 737.7 billion yen in FY2009 first half compared with FY2008 first half. However, operating income increased by 29.4 billion yen, or 37.8%, to 107.2 billion yen in FY2009 first half compared with FY2008 first half. The increase in operating income was mainly due to the recording of valuation gains on interest rate swaps stated at fair value by sales finance subsidiaries in accordance with the Statement of Financial Accounting Standards ("FAS") No. 133 (as amended by several guidance including FAS No. 138).

     (iii) All other:
          Net revenues for all other businesses decreased by 11.6 billion yen, or 1.9%, to 602.4 billion yen in FY2009 first half compared with FY2008 first half. However, operating income increased by 1.7 billion yen, or 16.7%, to 11.8 billion yen in FY2009 first half compared with FY2008 first half.

                TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


   (3) Geographic Information

     (i) Japan:
          Net revenues in Japan decreased by 109.5 billion yen, or 1.5%, to 7,207.3 billion yen in FY2009 first half compared with FY2008 first half, and operating income decreased by 451.6 billion yen, or 58.4%, to 321.7 billion yen in FY2009 first half compared with FY2008 first half. The decrease in operating income was mainly due to the effects of changes in exchange rates and an increase in expenses, partially offset by increases in both production volume and vehicle exports.

     (ii) North America:
          Net revenues in North America decreased by 956.9 billion yen, or 19.5%, to 3,953.0 billion yen in FY2009 first half compared with FY2008 first half, and operating income decreased by 219.8 billion yen, or 86.5%, to 34.3 billion yen in FY2009 first half compared with FY2008 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold, partially offset by recording of valuation gains on interest rate swaps stated at fair value by sales finance subsidiaries in the United States of America in accordance with FAS No. 133 (as amended by several guidance including FAS No. 138).

     (iii) Europe:
          Net revenues in Europe decreased by 236.7 billion yen, or 11.7%, to 1,783.9 billion yen in FY2009 first half compared with FY2008 first half, and operating income decreased by 59.6 billion yen, or 87.2%, to 8.7 billion yen in FY2009 first half compared with FY2008 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold.

     (iv) Asia:
          Net revenues in Asia increased by 120.7 billion yen, or 8.0%, to 1,626.0 billion yen in FY2009 first half compared with FY2008 first half, and operating income increased by 20.5 billion yen, or 17.6%, to 137.2 billion yen in FY2009 first half compared with FY2008 first half. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.

     (v) Other (Central and South America, Oceania and Africa):
          Net revenues in other regions increased by 92.5 billion yen, or 8.2%, to 1,221.4 billion yen in FY2009 first half compared with FY2008 first half, and operating income increased by 7.4 billion yen, or 10.3% to 79.1 billion yen in FY2009 first half compared with FY2008 first half. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.

2. Qualitative Information Concerning Consolidated Financial Position for FY2009 First Half

     Cash flows from operating activities resulted in an increase in cash by 1,513.7 billion yen in FY2009 first half, mainly due to the net income of 493.4 billion yen. Net cash provided by operating activities decreased by 162.7 billion yen from 1,676.4 billion yen in FY2008 first half. Cash flows from investing activities resulted in a decrease in cash by 1,497.4 billion yen in FY2009 first half, mainly due to the additions to finance receivables of 4,509.4 billion yen. Net cash used in investing activities decreased by 663.4 billion yen from 2,160.8 billion yen in FY2008 first half. Cash flows from financing activities resulted in an increase in cash by 198.5 billion yen in FY2009 first half. Net cash provided by financing activities decreased by 396.6 billion yen from 595.1 billion yen in FY2008 first half. After taking into account the effect of changes in exchange rates, cash and cash equivalents increased by
222.1 billion yen, or 13.6%, to 1,850.6 billion yen at the end of FY2009 first half compared with the end of FY2008.

                TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


3. Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2009

     As for our future business environment, the world economy shows a decelerating trend resulting from a further slowdown of the economy in the United States and disorder in worldwide financial markets, such as large fluctuations in the stock and foreign exchange markets. We are in a difficult economic climate facing a variety of risks and uncertainties, including higher energy and raw material prices. Furthermore, we face a higher downside risk in the Japanese economy whose recovery is weakening under the influence of the worldwide economic slowdown. In the automotive industry, although the market growth has slowed down in resource-rich countries and emerging countries which are expected to grow, competition in compact cars and low-price cars is becoming increasingly fierce among leading global and regional auto makers. In addition, environmental regulations are being strengthened throughout the world reflecting a growing environmental awareness, leading to intense global competition in the development of technologies and the introduction of new products.
     Under these circumstances, the current forecast of consolidated financial results for FY2009 (April 1, 2008 through March 31, 2009) is set forth below. This forecast assumes average exchange rates through the fiscal year of 103 yen per US$1 and 146 yen per 1 Euro.


Forecast of consolidated results for FY2009

Net revenues                         23,000.0 billion yen  (a decrease of 12.5% compared with FY2008)
Operating income                        600.0 billion yen  (a decrease of 73.6% compared with FY2008)
Income before income taxes,
   minority interest and equity in
   earnings of affiliated
   companies                            640.0 billion yen  (a decrease of 73.7% compared with FY2008)
Net income                              550.0 billion yen  (a decrease of 68.0% compared with FY2008)


     These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
     When using the forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements on page 2.

                TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


4. Other

   (1) Changes in significant subsidiaries during the current period (Changes in specified subsidiaries that caused a change in the scope of consolidation)

       None

   (2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

       Provision for income taxes

          The provision for income taxes is computed by multiplying income before income taxes, minority interest and equity in earnings of affiliated companies for FY2009 first half by estimated effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that affect estimated effective tax rates.

   (3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

          In September 2006, the Financial Accounting Standard Board ("FASB") issued FAS No. 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Toyota and its consolidated subsidiaries ("Toyota") adopted FAS 157 from the fiscal year begun after November 15, 2007. The adoption of FAS 157 did not have material impact on Toyota's consolidated financial statements.

          In September 2006, FASB issued FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. Toyota adopted this provision in FAS 158 regarding a measurement date from the fiscal year ending after December 15, 2008. The adoption of this provision in FAS 158 did not have material impact on Toyota's consolidated financial statements.

          In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of
     FASB Statement No. 115 ("FAS 159"). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. Toyota adopted FAS 159 from the fiscal year begun after November 15, 2007. Because Toyota did not elect the fair value option in FY2009 first half, the adoption of FAS 159 did not have material impact on Toyota's consolidated financial statements.

                                                                    TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


5. Consolidated Production and Sales

   (1) Production
                                                                                                                             (Units)
------------------------------------------ ------------------------------- ----------------------------- ---------------------------
            Business segment                     FY2008 first half               FY2009 first half                Increase
                                               (April 1, 2007 through         (April 1, 2008 through             (Decrease)
                                                 September 30, 2007)            September 30, 2008)
------------------------------------------ ------------------------------- ----------------------------- ---------------------------
      Automotive              Japan                    2,429,648                      2,450,845                      21,197
                          North America                  645,848                        562,400                     (83,448)
                              Europe                     341,176                        294,578                     (46,598)
                               Asia                      456,961                        521,122                      64,161
                              Other                      221,131                        260,210                      39,079
                         ----------------- ------------------------------- ----------------------------- ---------------------------
                              Total                    4,094,764                      4,089,155                      (5,609)
------------------------ ----------------- ------------------------------- ----------------------------- ---------------------------
         Other               Housing                       2,175                          2,326                         151
------------------------ ----------------- ------------------------------- ----------------------------- ---------------------------


------------------------------------------ ------------------------------- ----------------------------- ---------------------------
            Business segment                   FY2008 second quarter           FY2009 second quarter              Increase
                                               (July 1, 2007 through           (July 1, 2008 through             (Decrease)
                                                 September 30, 2007)            September 30, 2008)
------------------------------------------ ------------------------------- ----------------------------- ---------------------------
      Automotive              Japan                    1,190,000                      1,197,909                       7,909
                          North America                  305,656                        236,766                     (68,890)
                              Europe                     157,837                        126,483                     (31,354)
                               Asia                      237,465                        258,734                      21,269
                              Other                      113,503                        132,072                      18,569
                         ----------------- ------------------------------- ----------------------------- ---------------------------
                              Total                    2,004,461                      1,951,964                     (52,497)
------------------------ ----------------- ------------------------------- ----------------------------- ---------------------------
         Other               Housing                       1,295                          1,424                         129
------------------------ ----------------- ------------------------------- ----------------------------- ---------------------------
Note: 1 Production in "Automotive" indicates production units of vehicles (new).
      2 "Other" in "Automotive" consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

                                                                                                                             (Units)
------------------------------------------ ------------------------------- ----------------------------- ---------------------------
            Business segment                     FY2008 first half               FY2009 first half                Increase
                                               (April 1, 2007 through         (April 1, 2008 through             (Decrease)
                                                 September 30, 2007)            September 30, 2008)
------------------------------------------ ------------------------------- ----------------------------- ---------------------------
      Automotive              Japan                    1,006,343                      1,016,352                      10,009
                          North America                1,497,086                      1,357,569                    (139,517)
                              Europe                     634,691                        578,100                     (56,591)
                               Asia                      452,441                        510,201                      57,760
                              Other                      711,265                        788,764                      77,499
                         ----------------- ------------------------------- ----------------------------- ---------------------------
                              Total                    4,301,826                      4,250,986                     (50,840)
------------------------ ----------------- ------------------------------- ----------------------------- ---------------------------
         Other               Housing                       2,265                          2,436                         171
------------------------ ----------------- ------------------------------- ----------------------------- ---------------------------


------------------------------------------ ------------------------------- ----------------------------- ---------------------------
            Business segment                   FY2008 second quarter           FY2009 second quarter              Increase
                                               (July 1, 2007 through           (July 1, 2008 through             (Decrease)
                                                 September 30, 2007)            September 30, 2008)
------------------------------------------ ------------------------------- ----------------------------- ---------------------------
      Automotive              Japan                      505,711                        503,478                      (2,233)
                          North America                  734,487                        628,890                    (105,597)
                              Europe                     302,170                        277,102                     (25,068)
                               Asia                      230,774                        247,922                      17,148
                              Other                      366,519                        407,071                      40,552
                         ----------------- ------------------------------- ----------------------------- ---------------------------
                              Total                    2,139,661                      2,064,463                     (75,198)
------------------------ ----------------- ------------------------------- ----------------------------- ---------------------------
         Other               Housing                       1,412                          1,520                         108
------------------------ ----------------- ------------------------------- ----------------------------- ---------------------------

Note: 1 Sales in "Automotive" indicates sales units of vehicles (new).
      2 "Other" in "Automotive" consists of Central and South America, Oceania, Africa and the Middle East, etc.

                                                                    TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


6. Quarterly Consolidated Financial Statements
   (1) Quarterly Consolidated Balance Sheets
                                                                                                              (Amount: million yen)
---------------------------------------------------- ---------------------------- ------------------------- ------------------------
                                                        FY2009 second quarter              FY2008                 Increase
                                                         (As of September 30,         (As of March 31,           (Decrease)
                                                                2008)                       2008)
---------------------------------------------------- ---------------------------- ------------------------- ------------------------
Assets
  Current assets:
     Cash and cash equivalents                                      1,850,614                 1,628,547                  222,067
     Time deposits                                                     50,734                   134,773                  (84,039)
     Marketable securities                                            683,124                   542,210                  140,914
    Trade accounts and notes receivable,                            1,716,413                 2,040,233                 (323,820)
       less allowance for doubtful accounts
     Finance receivables, net                                       4,423,048                 4,301,142                  121,906
     Other receivables                                                484,496                   523,533                  (39,037)
     Inventories                                                    1,961,300                 1,825,716                  135,584
     Deferred income taxes                                            656,825                   563,220                   93,605
     Prepaid expenses and other current assets                        595,631                   526,853                   68,778
                                                     ---------------------------- ------------------------- ------------------------
     Total current assets                                          12,422,185                12,086,227                  335,958
                                                     ---------------------------- ------------------------- ------------------------
  Noncurrent finance receivables, net                               6,446,092                 5,974,756                  471,336
  Investments and other assets:
    Marketable securities and other securities                      3,053,879                 3,429,238                 (375,359)
       investments
     Affiliated companies                                           2,070,931                 2,098,556                  (27,625)
     Employees receivables                                             69,796                    70,776                     (980)
     Other                                                            903,048                   986,765                  (83,717)
                                                     ---------------------------- ------------------------- ------------------------
     Total investments and other assets                             6,097,654                 6,585,335                 (487,681)
                                                     ---------------------------- ------------------------- ------------------------
  Property, plant and equipment:
     Land                                                           1,272,259                 1,262,034                   10,225
     Buildings                                                      3,650,177                 3,580,607                   69,570
     Machinery and equipment                                        9,462,285                 9,270,650                  191,635
     Vehicles and equipment on operating leases                     3,085,350                 2,922,325                  163,025
     Construction in progress                                         335,584                   360,620                  (25,036)
                                                     ---------------------------- ------------------------- ------------------------
     Subtotal                                                      17,805,655                17,396,236                  409,419
                                                     ---------------------------- ------------------------- ------------------------
     Less - Accumulated depreciation                               (9,872,954)               (9,584,234)                (288,720)
                                                     ---------------------------- ------------------------- ------------------------
     Total property, plant and equipment                            7,932,701                 7,812,002                  120,699
                                                     ---------------------------- ------------------------- ------------------------
  Total assets                                                     32,898,632                32,458,320                  440,312
                                                     ---------------------------- ------------------------- ------------------------
---------------------------------------------------- ---------------------------- ------------------------- ------------------------

                                                                    TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                                              (Amount: million yen)
---------------------------------------------------- ---------------------------- ------------------------- ------------------------
                                                         FY2009 second quarter             FY2008                 Increase
                                                         (As of September 30,         (As of March 31,           (Decrease)
                                                                 2008)                     2008)
---------------------------------------------------- ---------------------------- ------------------------- ------------------------
Liabilities
  Current liabilities:
     Short-term borrowings                                          4,288,838                 3,552,721                  736,117
     Current portion of long-term debt                              2,585,276                 2,675,431                  (90,155)
     Accounts payable                                               2,019,430                 2,212,773                 (193,343)
     Other payables                                                   751,839                   806,514                  (54,675)
     Accrued expenses                                               1,709,537                 1,606,964                  102,573
     Income taxes payable                                             297,227                   305,592                   (8,365)
     Other current liabilities                                        827,390                   780,747                   46,643
                                                     ---------------------------- ------------------------- ------------------------
     Total current liabilities                                     12,479,537                11,940,742                  538,795
                                                     ---------------------------- ------------------------- ------------------------
  Long-term liabilities:
     Long-term debt                                                 5,923,954                 5,981,931                  (57,977)
     Accrued pension and severance costs                              612,434                   632,297                  (19,863)
     Deferred income taxes                                          1,064,450                 1,099,006                  (34,556)
     Other long-term liabilities                                      238,362                   278,150                  (39,788)
                                                     ---------------------------- ------------------------- ------------------------
     Total long-term liabilities                                    7,839,200                 7,991,384                 (152,184)
                                                     ---------------------------- ------------------------- ------------------------
  Total liabilities                                                20,318,737                19,932,126                  386,611
                                                     ---------------------------- ------------------------- ------------------------

Minority interest in consolidated subsidiaries                        652,903                   656,667                   (3,764)
Shareholders' equity
  Common stock, no par value,                                         397,050                   397,050                       --
     authorized: 10,000,000,000 shares
     as of September 30, 2008 and March 31, 2008
     issued: 3,447,997,492 shares
     as of September 30, 2008 and March 31, 2008
  Additional paid-in capital                                          499,057                   497,569                    1,488
  Retained earnings                                                12,665,823                12,408,550                  257,273
  Accumulated other comprehensive loss                               (372,664)                 (241,205)                (131,459)
  Treasury stock, at cost,                                         (1,262,274)               (1,192,437)                 (69,837)
     312,681,436 shares as of September 30, 2008
     and 298,717,640 shares as of March 31, 2008
                                                     ---------------------------- ------------------------- ------------------------
  Total shareholders' equity                                       11,926,992                11,869,527                   57,465
                                                     ---------------------------- ------------------------- ------------------------
Commitments and contingencies
                                                     ---------------------------- ------------------------- ------------------------
Total liabilities and shareholders' equity                         32,898,632                32,458,320                  440,312
                                                     ---------------------------- ------------------------- ------------------------
---------------------------------------------------- ---------------------------- ------------------------- ------------------------

                                                                    TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(2) Quarterly Consolidated Statements of Income

(First half for the six months ended September 30)
                                                                                                              (Amount: million yen)
---------------------------------------------------- ---------------------------- ------------------------- ------------------------
                                                         FY2008 first half            FY2009 first half           Increase
                                                         (Six months ended            (Six months ended          (Decrease)
                                                        September 30, 2007)          September 30, 2008)
---------------------------------------------------- ---------------------------- ------------------------- ------------------------
Net revenues:
  Sales of products                                                12,241,659                11,463,710                 (777,949)
  Financing operations                                                770,550                   726,695                  (43,855)
                                                     ---------------------------- ------------------------- ------------------------
  Total net revenues                                               13,012,209                12,190,405                 (821,804)
                                                     ---------------------------- ------------------------- ------------------------
Costs and expenses:
  Cost of products sold                                            10,006,694                 9,903,833                 (102,861)
  Cost of financing operations                                        555,184                   431,367                 (123,817)
  Selling, general and administrative                               1,178,167                 1,273,137                   94,970
                                                     ---------------------------- ------------------------- ------------------------
  Total costs and expenses                                         11,740,045                11,608,337                 (131,708)
                                                     ---------------------------- ------------------------- ------------------------
Operating income                                                    1,272,164                   582,068                 (690,096)
                                                     ---------------------------- ------------------------- ------------------------
Other income (expense):
  Interest and dividend income                                         79,681                    78,410                   (1,271)
  Interest expense                                                    (24,384)                  (26,826)                  (2,442)
  Foreign exchange gain, net                                            3,064                    32,441                   29,377
  Other income (loss), net                                             31,753                   (29,606)                 (61,359)
                                                     ---------------------------- ------------------------- ------------------------
  Total other income (expense)                                         90,114                    54,419                  (35,695)
                                                     ---------------------------- ------------------------- ------------------------
Income before income taxes,                                         1,362,278                   636,487                 (725,791)
    minority interest and equity in
    earnings of affiliated companies
                                                     ---------------------------- ------------------------- ------------------------
Provision for income taxes                                            523,933                   258,855                 (265,078)
                                                     ---------------------------- ------------------------- ------------------------
Income before minority interest                                       838,345                   377,632                 (460,713)
    and equity in earnings of
    affiliated companies
                                                     ---------------------------- ------------------------- ------------------------
Minority interest in consolidated                                     (41,039)                  (28,301)                  12,738
   subsidiaries
Equity in earnings of affiliated companies                            145,104                   144,138                     (966)
                                                     ---------------------------- ------------------------- ------------------------
Net income                                                            942,410                   493,469                 (448,941)
                                                     ---------------------------- ------------------------- ------------------------
---------------------------------------------------- ---------------------------- ------------------------- ------------------------



                                                                                                                      (Amount: yen)
---------------------------------------------------- ---------------------------- ------------------------- ------------------------
Net income per share
  Basic                                                                295.50                    156.92                  (138.58)
  Diluted                                                              295.34                    156.90                  (138.44)
---------------------------------------------------- ---------------------------- ------------------------- ------------------------

                                                                    TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(Second quarter for the three months ended September 30)
                                                                                                              (Amount: million yen)
---------------------------------------------------- ---------------------------- ------------------------- ------------------------
                                                         FY2008 second quarter      FY2009 second quarter         Increase
                                                          (Three months ended        (Three months ended         (Decrease)
                                                          September 30, 2007)        September 30, 2008)
---------------------------------------------------- ---------------------------- ------------------------- ------------------------
Net revenues:
  Sales of products                                                 6,090,518                 5,604,867                 (485,651)
  Financing operations                                                399,054                   370,408                  (28,646)
                                                     ---------------------------- ------------------------- ------------------------
  Total net revenues                                                6,489,572                 5,975,275                 (514,297)
                                                     ---------------------------- ------------------------- ------------------------
Costs and expenses:
  Cost of products sold                                             5,015,602                 4,914,066                 (101,536)
  Cost of financing operations                                        297,023                   247,051                  (49,972)
  Selling, general and administrative                                 580,210                   644,681                   64,471
                                                     ---------------------------- ------------------------- ------------------------
  Total costs and expenses                                          5,892,835                 5,805,798                  (87,037)
                                                     ---------------------------- ------------------------- ------------------------
Operating income                                                      596,737                   169,477                 (427,260)
                                                     ---------------------------- ------------------------- ------------------------
Other income (expense):
  Interest and dividend income                                         39,264                    36,498                   (2,766)
  Interest expense                                                    (12,999)                  (12,473)                     526
  Foreign exchange gain (loss), net                                   (17,825)                   18,456                   36,281
  Other income (loss), net                                             18,061                   (28,525)                 (46,586)
                                                     ---------------------------- ------------------------- ------------------------
  Total other income (expense)                                         26,501                    13,956                  (12,545)
                                                     ---------------------------- ------------------------- ------------------------
Income before income taxes,
    minority interest and equity in                                   623,238                   183,433                 (439,805)
    earnings of affiliated companies
                                                     ---------------------------- ------------------------- ------------------------
Provision for income taxes                                            219,798                    84,189                 (135,609)
                                                     ---------------------------- ------------------------- ------------------------
Income before minority interest
    and equity in earnings of                                         403,440                    99,244                 (304,196)
    affiliated companies
                                                     ---------------------------- ------------------------- ------------------------
Minority interest in consolidated                                     (15,828)                   (8,508)                   7,320
   subsidiaries
Equity in earnings of affiliated companies                             63,257                    49,074                  (14,183)
                                                     ---------------------------- ------------------------- ------------------------
Net income                                                            450,869                   139,810                 (311,059)
                                                     ---------------------------- ------------------------- ------------------------
---------------------------------------------------- ---------------------------- ------------------------- ------------------------



                                                                                                                      (Amount: yen)
---------------------------------------------------- ---------------------------- ------------------------- ------------------------
Net income per share
  Basic                                                                141.51                     44.53                   (96.98)
  Diluted                                                              141.44                     44.52                   (96.92)
---------------------------------------------------- ---------------------------- ------------------------- ------------------------

                                                                    TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(3) Quarterly Consolidated Statements of Cash Flows
                                                                                                              (Amount: million yen)
--------------------------------------------------------------------------------- ------------------------- ------------------------
                                                                                      FY2008 first half         FY2009 first half
                                                                                      (Six months ended         (Six months ended
                                                                                     September 30, 2007)       September 30, 2008)
--------------------------------------------------------------------------------- ------------------------- ------------------------
Cash flows from operating activities:
  Net income                                                                                    942,410                  493,469
  Adjustments to reconcile net income to net cash
     provided by operating activities
     Depreciation                                                                               754,314                  741,800
     Provision for doubtful accounts and credit losses                                           41,690                   92,300
     Pension and severance costs, less payments                                                 (16,826)                 (18,646)
     Losses on disposal of fixed assets                                                          23,864                   23,163
     Unrealized losses on available-for-sale securities, net                                      5,696                   20,190
     Deferred income taxes                                                                       69,262                  (55,351)
     Minority interest in consolidated subsidiaries                                              41,039                   28,301
     Equity in earnings of affiliated companies                                                (145,104)                (144,138)
     Changes in operating assets and liabilities, and other                                     (39,895)                 332,688
                                                                                  ------------------------- ------------------------
  Net cash provided by operating activities                                                   1,676,450                1,513,776
                                                                                  ------------------------- ------------------------
Cash flows from investing activities:
  Additions to finance receivables                                                           (5,167,790)              (4,509,417)
  Collection of and proceeds from sales of finance receivables                                4,407,625                3,872,757
  Additions to fixed assets excluding equipment leased to others                               (687,568)                (701,867)
  Additions to equipment leased to others                                                      (664,635)                (636,947)
  Proceeds from sales of fixed assets excluding equipment                                        27,359                   27,722
     leased to others
  Proceeds from sales of equipment leased to others                                             174,171                  193,748
  Purchases of marketable securities and security investments                                  (666,807)                (361,976)
  Proceeds from sales of and maturity of marketable securities and                              445,226                  502,991
     security investments
  Payment for additional investments in affiliated companies,                                        --                      (45)
     net of cash acquired
  Changes in investments and other assets, and other                                            (28,398)                 115,586
                                                                                  ------------------------- ------------------------
  Net cash used in investing activities                                                      (2,160,817)              (1,497,448)
                                                                                  ------------------------- ------------------------
Cash flows from financing activities:
  Purchase of common stock                                                                      (98,252)                 (69,835)
  Proceeds from issuance of long-term debt                                                    1,612,953                1,204,650
  Payments of long-term debt                                                                 (1,048,897)              (1,468,592)
  Increase in short-term borrowings                                                             353,206                  768,517
  Dividends paid                                                                               (223,856)                (236,196)
                                                                                  ------------------------- ------------------------
  Net cash provided by financing activities                                                     595,154                  198,544
                                                                                  ------------------------- ------------------------
Effect of exchange rate changes on cash and cash equivalents                                        463                    7,195
                                                                                  ------------------------- ------------------------
Net increase in cash and cash equivalents                                                       111,250                  222,067
                                                                                  ------------------------- ------------------------
Cash and cash equivalents at beginning of current period                                      1,900,379                1,628,547
                                                                                  ------------------------- ------------------------
Cash and cash equivalents at end of current period                                            2,011,629                1,850,614
                                                                                  ------------------------- ------------------------
--------------------------------------------------------------------------------- ------------------------- ------------------------

Note: In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

    None

                                                                    TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(5) Segment Information

    (i) Segment operating results

FY2008 first half (Six months ended September 30, 2007)                                                       (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                            Automotive    Financial Services     All Other         Intersegment     Consolidated
                                                                                                    Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers           11,931,701           770,550            309,958                --        13,012,209
    (2) Intersegment sales                         7,937            14,766            304,017          (326,720)               --
------------------------------------------------------------------------------------------------------------------------------------
                  Total                       11,939,638           785,316            613,975          (326,720)       13,012,209
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                          10,758,006           707,508            603,864          (329,333)       11,740,045
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                             1,181,632            77,808             10,111             2,613         1,272,164
------------------------------------------------------------------------------------------------------------------------------------

FY2009 first half (Six months ended September 30, 2008)                                                       (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                            Automotive    Financial Services     All Other         Intersegment     Consolidated
                                                                                                    Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers           11,151,818           726,695            311,892                --        12,190,405
    (2) Intersegment sales                         8,932            11,043            290,506          (310,481)               --
------------------------------------------------------------------------------------------------------------------------------------
                  Total                       11,160,750           737,738            602,398          (310,481)       12,190,405
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                          10,694,812           630,480            590,599          (307,554)       11,608,337
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                               465,938           107,258             11,799            (2,927)          582,068
------------------------------------------------------------------------------------------------------------------------------------

                                                                   TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


FY2008 second quarter (Three months ended September 30, 2007)                                                 (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                            Automotive    Financial Services     All Other         Intersegment     Consolidated
                                                                                                    Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers            5,921,050           399,054            169,468                --         6,489,572
    (2) Intersegment sales                         4,230             7,587            151,511          (163,328)               --
------------------------------------------------------------------------------------------------------------------------------------
                  Total                        5,925,280           406,641            320,979          (163,328)        6,489,572
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                           5,365,802           377,117            315,045          (165,129)        5,892,835
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                               559,478            29,524              5,934             1,801           596,737
------------------------------------------------------------------------------------------------------------------------------------

FY2009 second quarter (Three months ended September 30, 2008)                                                 (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                            Automotive    Financial Services     All Other         Intersegment     Consolidated
                                                                                                    Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers            5,436,077           370,408            168,790                --         5,975,275
    (2) Intersegment sales                         3,726             4,157            145,442          (153,325)               --
------------------------------------------------------------------------------------------------------------------------------------
                  Total                        5,439,803           374,565            314,232          (153,325)        5,975,275
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                           5,306,210           346,441            305,395          (152,248)        5,805,798
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                               133,593            28,124              8,837            (1,077)          169,477
------------------------------------------------------------------------------------------------------------------------------------

                                                                    TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


    (ii) Geographic information

FY2008 first half (Six months ended September 30, 2007)                                                       (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                         Japan    North America    Europe         Asia         Other     Intersegment Consolidated
                                                                                                         Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers    3,909,716     4,816,838    1,949,511     1,339,203      996,941            --   13,012,209
    (2) Intersegment sales             3,407,116        93,076       71,133       166,112      131,940    (3,869,377)          --
------------------------------------------------------------------------------------------------------------------------------------
                 Total                 7,316,832     4,909,914    2,020,644     1,505,315    1,128,881    (3,869,377)  13,012,209
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                   6,543,467     4,655,813    1,952,338     1,388,559    1,057,175    (3,857,307)  11,740,045
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                       773,365       254,101       68,306       116,756       71,706       (12,070)   1,272,164
------------------------------------------------------------------------------------------------------------------------------------

FY2009 first half (Six months ended September 30, 2008)                                                       (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                         Japan    North America    Europe         Asia         Other     Intersegment Consolidated
                                                                                                         Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers    4,114,297     3,875,542    1,703,704     1,453,771    1,043,091            --   12,190,405
    (2) Intersegment sales             3,093,075        77,456       80,199       172,255      178,256    (3,601,241)          --
------------------------------------------------------------------------------------------------------------------------------------
                 Total                 7,207,372     3,952,998    1,783,903     1,626,026    1,221,347    (3,601,241)  12,190,405
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                   6,885,599     3,918,733    1,775,165     1,488,770    1,142,289    (3,602,219)  11,608,337
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                       321,773        34,265        8,738       137,256       79,058           978      582,068
------------------------------------------------------------------------------------------------------------------------------------

Note: "Other" consists of Central and South America, Oceania and Africa.

                                                                    TOYOTA MOTOR CORPORATION FY2009 Second Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


FY2008 second quarter (Three months ended September 30, 2007)                                                 (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                         Japan    North America    Europe         Asia         Other     Intersegment Consolidated
                                                                                                         Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers    1,975,296     2,354,417      961,171       700,114      498,574            --    6,489,572
    (2) Intersegment sales             1,678,659        44,544       40,464        85,124       70,608    (1,919,399)          --
------------------------------------------------------------------------------------------------------------------------------------
                 Total                 3,653,955     2,398,961    1,001,635       785,238      569,182    (1,919,399)   6,489,572
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                   3,277,210     2,305,056      971,859       718,076      536,056    (1,915,422)   5,892,835
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                       376,745        93,905       29,776        67,162       33,126        (3,977)     596,737
------------------------------------------------------------------------------------------------------------------------------------

FY2009 second quarter (Three months ended September 30, 2008)                                                 (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                         Japan    North America    Europe         Asia         Other     Intersegment Consolidated
                                                                                                         Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers    2,084,354     1,827,273      831,846       734,638      497,164            --    5,975,275
    (2) Intersegment sales             1,462,166        34,586       35,894        93,040       95,539    (1,721,225)          --
------------------------------------------------------------------------------------------------------------------------------------
                 Total                 3,546,520     1,861,859      867,740       827,678      592,703    (1,721,225)   5,975,275
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                   3,441,909     1,896,768      879,290       759,792      558,097    (1,730,058)   5,805,798
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                       104,611       (34,909)     (11,550)       67,886       34,606         8,833      169,477
------------------------------------------------------------------------------------------------------------------------------------

Note: "Other" consists of Central and South America, Oceania and Africa.


(6) Significant Changes in Shareholders' Equity

    None